UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-37604

OASMIA PHARMACEUTICAL AB

(Exact name of registrant as specified in its charter)

Vallongatan 1

752 28 Uppsala, Sweden

+46 18 50 54 40

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, par value SEK 0.10 per share, represented by American Depositary Shares

Warrants to purchase American Depositary Shares

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

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PART I

Item 1. Exchange Act Reporting History

A. On July 6, 2015, Oasmia Pharmaceutical AB (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) a registration statement (the “Registration Statement”) on Form F-1 (File No. 333-205515), as amended, in connection with the sale of American Depositary Shares (“ADSs”) and warrants, representing Ordinary Shares, par value SEK 0.10 per share, of the Company. The Company first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on October 22, 2015, the date on which the Registration Statement was declared effective by the SEC.

B. The Company has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and the corresponding SEC rules for the 12 months preceding the filing of this Form 15F, including an annual report on Form 20-F.

Item 2. Recent United States Market Activity

Apart from the securities that were the subject of the Registration Statement described under Item 1 above, no securities of the Company have been sold in the United States in a registered offering under the Securities Act of 1933, as amended.

On April 30, 2018, the Company filed with the SEC a shelf registration statement (the “Shelf Registration Statement”) on Form F-3 (File No. 333-224536), as amended, which was declared effective by the SEC on May 24, 2018. The Shelf Registration Statement covered US$25,000,000 of Ordinary Shares, par value SEK 0.10 per share, represented by ADSs, warrants and units of the Company. All securities registered pursuant to the Shelf Registration Statement remain unsold and the Company has filed a post-effective amendment in order to terminate the effectiveness of this registration statement and to remove from registration all securities registered but not sold pursuant to the Shelf Registration Statement.

Item 3. Foreign Listing and Primary Trading Market

A. The Company has maintained a listing of its Ordinary Shares on Nasdaq Stockholm, Sweden, and Börse Frankfurt (Frankfurt Stock Exchange), Germany. Nasdaq Stockholm is the primary trading market for the Company’s Ordinary Shares, as that term is defined in Rule 12h-6 under the Exchange Act.

B. The Company’s Ordinary Shares were initially listed on Nasdaq Stockholm in 2010. The Company has maintained the listing of its Ordinary Shares on Nasdaq Stockholm for at least the 12 months preceding the filing of this Form 15F.

C. The percentage of trading in the Company’s Ordinary Shares that occurred on Nasdaq Stockholm for the 12-month period from August 15, 2018, to August 15, 2019 (both dates inclusive) was approximately 98% of the worldwide trading volume.

Item 4. Comparative Trading Volume Data

A. The 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) started on August 15, 2018 and ended on August 15, 2019 (both dates inclusive) (the “Applicable Period”).

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B. The average daily trading volume (“ADTV”) of the Ordinary Shares of the Company (including Ordinary Shares represented by ADSs) in the United States for the Applicable Period was approximately 82,500 shares. The ADTV of the Ordinary Shares of the Company (including Ordinary Shares represented by ADSs) on a worldwide basis for the Applicable Period was approximately 4.25 million shares.

C. The ADTV of the Ordinary Shares of the Company (including Ordinary Shares represented by ADSs) in the United States for the Applicable Period was 1.94%  of the ADTV of the Ordinary Shares of the Company (including Ordinary Shares represented by ADSs) on a worldwide basis for the Applicable Period.

D. The Company delisted its ADSs from NASDAQ Capital Market (“NASDAQ”) effective August 23, 2019. As of August 23, 2019, the ADTV of the Company’s Ordinary Shares (including Ordinary Shares represented by ADSs) in the United States as a percentage of the ADTV for the Company’s Ordinary Shares (including Ordinary Shares represented by ADSs) on a worldwide basis for the preceding 12-month period was 1.97%.

E. Not Applicable.

F. The source of the trading volume information used for determining whether the Company meets the requirements of Rule 12h-6 is the S&P Capital IQ Platform administered by S&P Global Market Intelligence.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A. The Company published in the United States a notice of its intent to terminate its reporting obligations under Section 15(d) of the Exchange Act on August 2, 2019.

B. The Company used news distribution service GlobeNewswire and the publishing services of NASDAQ to disseminate the notice in the United States. Additionally, the notice was published on the Company’s website. A copy of the notice was submitted to the SEC under cover of a Form 6-K on August 6, 2019.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Company will publish the information required under Rule 12g3-2(b)(1)(iii) on its website: https://www.oasmia.com/en/

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PART III

Item 10. Exhibits

Not applicable.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Oasmia Pharmaceutical AB has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Oasmia Pharmaceutical AB certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date:  August 23, 2019

Oasmia Pharmaceutical AB

By:	/s/ Jörgen Olsson
	Name:	Jörgen Olsson
	Title:	Chairman of the Board

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